UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 000-51576

ORIGIN AGRITECH LIMITED

(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road,

Changping District, Beijing 102206

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Financing Support Agreement

Origin Agritech Ltd. (the “Company”) has entered into a Financing Support Agreement (the “Agreement”) dated as of January 4, 2019, by and among Tiger Capital Fund SPC (“Tiger Fund”), Long Han Investment Management Co., Ltd. (“Longhan”) and the Company. This agreement allows Tiger Fund to join Longhan to invest in the Company under the Share Subscription Agreement (the “Share Subscription Agreement”) dated as of October 16, 2018 by and between Longhan and the Company, and the Company agrees to cooperate in connection with the arrangement of such financing as may be reasonably requested by Longhan. In connection with the Agreement, the parties also agreed to the amendment of certain terms of the Share Subscription Agreement and the assignment of the right to purchase shares under the Share Subscription Agreement from Longhan to Tiger Fund. In addition, pursuant to the terms of the Agreement, the Company has issued to Tiger Fund a warrant for 1,000,000 shares of common stock of the Company, exercisable upon the closing of the transactions contemplated under the Share Subscription Agreement.

A copy of this press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Forward-Looking Statements

This communication contains "forward-looking statements" as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements address expected future business and financial performance and financial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward-looking statements address matters that are uncertain. Forward-looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates but involve a number of risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those discussed in forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the company's intellectual property rights; and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty or obligation to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Zheng James Chen
Name:	Zheng James Chen
Title:	Chief Executive Officer

Date: January 22, 2019

Exhibit Index

Exhibit 99.1	—	Press Release